EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company adopting Statement of Financial Accounting Standards No. 157, Fair Value Measurements effective January 1, 2008) relating to the consolidated financial statements and financial statement schedule of Community Health Systems, Inc. and the effectiveness of Community Health Systems, Inc.'s internal control over financial reporting dated February 26, 2009, appearing in the Annual Report on Form 10-K of Community Health Systems, Inc. for the year ended December 31, 2008, and our report dated June 29, 2009 appearing in the Annual Report on Form 11-K of Community Health Systems, Inc. 401(k) Plan for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP
Nashville, Tennessee
December 11, 2009